Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form F-3 of our report dated 25 February 2016 (24 March 2016 for the consolidating financial information included in Note 42), relating to the consolidated financial statements of The Royal Bank of Scotland Group plc (which report expresses an unqualified opinion and includes an explanatory paragraph stating that Note 42 to the consolidated financial statements was added for the inclusion of consolidating financial information in respect of The Royal Bank of Scotland plc in accordance with Regulation S-X Rule 3-10) appearing in the Annual Report on Form 20-F of The Royal Bank of Scotland Group plc for the year ended 31 December 2016, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte LLP

Deloitte LLP
London, United Kingdom
13 December 2017